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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 3)


                   Under the Securities Exchange Act of 1934

                        THE AMERICAS GROWTH FUND, INC.
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                               (Name of Issuer)


                                 COMMON STOCK
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                        (Title of Class of Securities)


                                   03060F107
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                                (CUSIP Number)

                            Robert W. Forman, Esq.
                             Greenberger & Forman
                          1370 Avenue of the Americas
                           New York, New York 10019
                                 212/757-4001
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               September 9, 1997
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            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /.



                               Page 1 of 3 pages



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---------------------                                  -----------------------
 CUSIP NO.03060F107                                       Page 2  of 3 pages
---------------------                                  -----------------------
================================================================================
       1            NAME OF REPORTING PERSONS
                    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     Kevin C. King
                     ###-##-####

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       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [  ]
                                                                     (b) [  ]
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       3            SEC USE ONLY
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       4            SOURCE OF FUNDS
                             PF
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       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)
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       6            CITIZENSHIP OR PLACE OF ORGANIZATION
                             U.S.A.
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   NUMBER OF                     7              SOLE VOTING POWER
    SHARES
 BENEFICIALLY                                   -0-
   OWNED BY         ------------------------------------------------------------
     EACH                        8              SHARED VOTING POWER
   REPORTING
  PERSON WITH                                   -0-
                    ------------------------------------------------------------
                                 9              SOLE DISPOSITIVE POWER

                                                -0-
                    ------------------------------------------------------------
                                10              SHARED DISPOSITIVE POWER

                                                -0-
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      11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                             -0-
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      12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                     [  ]
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      13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             0%
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      14            TYPE OF REPORTING PERSON
                             IN
================================================================================


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 CUSIP NO.03060F107                                       Page 3  of 3 pages
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                          STATEMENT FOR SCHEDULE 13D
                          --------------------------

                  This Statement amends the Schedule 13D filed by Kevin C. King (the "Reporting Person") with respect to the common stock, $.01 par value, of The Americas Growth Fund, Inc., a Maryland corporation (the "Issuer") to report that, on September 9, 1997, the Reporting Person sold his entire interest in the Issuer.

Item 5.  Interest in Securities of the Issuer.

                  Aggregate Number and Percentage of Securities: Mr. King beneficially owns no shares of the Issuer's common stock.

                  Transactions within Past 60 days: Other than the sale of 88,600 shares of the Issuer's Common Stock for $3.125 per share, which transaction was consummated on September 9, 1997, Mr. King has not engaged in any transactions with respect to the Issuer's securities in the last 60 days. The sale was a privately negotiated transaction.

                  Certain Rights of Other Persons: Not applicable. Date Ceased to be 5% Owner: September 9, 1997.


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: October 9, 1997
                                                 /s/ Kevin C. King
                                                 ------------------------------
                                                     Kevin C. King